Exhibit 99.1

BTC Digital Expands Ethereum Strategic Reserve with $5 Million ETH Acquisition; Holdings Reach 2,135 ETH

SINGAPORE, July 21, 2025 /PR Newswire/ – BTC Digital Ltd. (“BTCT” or the “Company”) (NASDAQ: BTCT), a leading blockchain technology company, today announced it has further advanced its Ethereum(ETH) strategic reserve with a new $5 million purchase of ETH. As of the date of this release, BTCT’s cumulative holdings amount to 2,135 ETH, marking another decisive step in building a long-term strategic asset pool.

Key Highlights

•	New Acquisition: $5 million in ETH
•	Total Reserve: 2,135 ETH

This latest investment is a critical component of BTCT’s ongoing Ethereum strategy, following last week’s successful $6 million financing round. By continuously increasing its ETH holdings, the Company underscores its confidence in Ethereum’s long-term value and solidifies its role as a committed participant in the Ethereum ecosystem.

Looking ahead, BTCT plans to maintain its disciplined acquisition cadence, leveraging market conditions and corporate strategy to rapidly expand its ETH reserve.

“Ethereum is more than just a digital asset—it represents the foundational infrastructure of the global digital economy,” said Mr. Siguang Peng, CEO of BTCT. “Our 2,000+ ETH reserve is only the beginning. We remain unwavering in our commitment to this strategic direction.”

About BTC Digital Ltd.

BTC Digital Ltd. is a blockchain technology company, with a long-term strategy to create value across the metaverse, blockchain and cryptocurrency mining industry. The Company is committed to developing blockchain related businesses in North America, including cryptocurrency mining, mining farm construction, mining pool and data center operation, and miner accessories business.

For more information, please visit: https://btct.investorroom.com/

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

ir@btct.us